May 3, 2007

        VIA EDGAR AND COURIER

Securities and Exchange Commission
Washington, D.C. 20549

Attention:     Mr. Donald C. Hunt
                       Attorney - Advisor
                       Division of Corporation Finance

Re:         ICP Solar Technologies Inc. (the "Company")
              Amendment No. 3 to Registration Statement on Form SB-2
              File No. 333-138693

Dear Mr. Hunt:

Enclosed is a copy of Amendment No. 3 to the Company's Registration Statement on Form SB-2 (File No, 333-138693) filed today via EDGAR, together with a copy marked to show changes made to Amendment No. 2 filed on February 14, 2007. Amendment No. 3 has been updated to include financial statements for the year ended January 31, 2007 and related Management's Discussion and Analysis disclosures.

In response to the Staff's comment letter dated March 12, 2007, the Company filed correspondence supplementally with the Commission on March 16, 2007 and March 29, 2007, copies of which are enclosed. Amendment No. 3 has been revised in accordance with such correspondence.

Very truly yours,

ICP Solar Technologies Inc.

By: /S/ Sass Peress
        Sass Peress, President and
        Chief Executive Officer

Enclosures